
05007503

# GRUPO CARSO, S.A. DE C.V.



April 15, 2005.



**Securities and Exchange Commission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the call for the Meetings of Grupo Carso, S.A. de C.V., related to the Shareholders General Ordinary and General Extraordinary Assemblies, which they will be held on April 21, 2005.



Sincerely,

Quintín Humberto Botas Hernández
Attorney–in-fact

Alejandro Archundia Becerra
Attorney-in-fact

GRUPO CARSO, S.A. DE C.V.
CALL FOR
SHAREHOLDERS ORDINARY AND EXTRAORDINARY GENERAL ASSEMBLIES

By agreement of the Board of Directors, the shareholder of Grupo Carso , S. A. de C.V. are called for shareholders ordinary and extraordinary General Assemblies that shall take place on April 21, 2005, at 12:30 and 12:45 hours, respectively, at Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, D.F., to deal with the following issues:

AGENDA
SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY

I. Proposal to undergo a stock restructuring process, throughout a stock "split" of the total amount of stocks that integrate the capital stock, and resulting in the issuance of a stock, without increasing such capital and as a consequence from the above mentioned split, the shareholders shall receive three new stocks in exchange for each stock they currently own. To adopt resolutions on this matter and of those matters derived from, related to or resulting from this split.

II. Proposal to modify, if such were the case, Articles 6 and 7 of the Company's by-laws. Resolutions to this regard.

III. Appointment of Special Delegates in order to execute the formalities and fulfill the resolutions adopted by the Assembly. Resolutions to this regard.

AGENDA
SHAREHOLDERS ORDINARY GENERAL ASSEMBLY

I. Presentation and, if such were the case, approval of the Board of Directors Report for the fiscal year as of December 31, 2004, which includes the financial statements as of that date and the Examiner's report in accordance with the terms of Article 172 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles) as well as a variety of information related to it. Resolutions to this regard.

II. Presentation, and if such were the case, approval of a proposal related to the profit execution, which includes the payment a cash dividend of $0.75 Mex. Cy. for each outstanding stock, in two exhibits each for the amount of $0.39 Mex Cy. and $0.36 Mex. Cy. per share, in the understanding that in the event that "split" approval matter dealt by the Shareholders Extraordinary General Assembly called to be held the same day April 21, 2005, an adjustment in the dividend shall be done to remain in $0.25 Mex. Cy. for each new action resulting from such "split", and the corresponding exhibits would be fixed at $0.13 Mex. Cy. and $0.12 Mex. Cy. respectively. Resolutions to this regard.

III. Ratification, if such were the case, the management of the Board of Directors for the fiscal year 2004. Resolutions to this regard.

IV. Appointment or ratification, depending on the case, of the Board of Directors members and Examiners. To adopt the resolutions regarding the fees, as well as, others resulting from such appointment.

V. Appointment of Special Delegates in order to execute legal formalities and fulfill the resolutions adopted by the Assembly. Resolutions to this regard.

To have the right to attend, and if such were the case, to vote in the Assemblies, the shareholders shall obtain their respective admission cards at the latest date Wednesday, April 20, 20005, by depositing their titles of shares at the address mentioned in the last paragraph hereby, or by delivering to the company the proof of deposit in a credit institutions of the country or abroad or in a Securities Firm in the Mexican Republic. In the event of the shares deposited in S.D. Indeval, S.A. de C.V., the admission cards shall be issued against delivery of the corresponding proof to the company, and if such were the case, of the complementary lists foreseen by Article 78 of the Stock Market Act ( Ley de Mercado de Valores).

From the moment that this call is published, the information and related documents to each one of the items of the Agenda corresponding to each Assembly, shall be made available, immediately and free of charge, to the shareholders. The shareholders can ask to be represented by means of a mandatary appointed by simple proxy, according to the terms foreseen on Article 18 of the company's by-laws. The persons attending, representing the shareholders, shall prove their legal capacity by presenting the proxy form generated by the issuer, that shall be available for the stock market intermediaries that prove their legal capacity to be represent the shareholders of the issuer, within the delay referred to on Article 173 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles).

**The admission cards, the information, and the documents and forms to which the two previous paragraph refer to , shall be made available to the shareholders, or to their representatives having duly proven their legal capacity, or to the stock market intermediaries, as appropriate, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere, Colonia Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), in business days and hours.**

**México, D.F., April 4, 2005.**

**(Signature)**
**Lic. Sergio Medina Noriega**
**Secretary of the Board of Directors**